

Mail Stop 4720

July 19, 2016

Via E-mail
Mr. Peter N. Kellogg
Chief Financial Officer
Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901

> **Re:** **Celgene Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 11, 2016**
> **Form 8-K dated April 28, 2016**
> **Filed April 28, 2016**
> **Form 8-K dated January 28, 2016**
> **Filed January 28, 2016**
> **File No. 001-34912**

Dear Mr. Kellogg:

We have reviewed your June 21, 2016 response to our comment letter and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Our reference to a prior comment is to the comment in our June 2, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015
Notes to Consolidated Financial Statements
Note 19: Geographic and Product Information, page 116

1. We acknowledge your response to prior comment 1. Please provide us proposed disclosure to be provided in future periodic reports consistent with your responses to prior comments 1 and 4 of our April 21, 2016 letter and pursuant to the guidance in ASC 280-10-50-21a that:
   - Specifically indicates that you have one operating segment;

- Discusses why you operate in one segment and use consolidated information to manage your operations; and
- Discusses how your chief executive officer, as the chief operating decision maker, uses consolidated information to assess performance and allocate resources.

Form 8-K filed April 28, 2016
Exhibit 99.1
Earnings Release Dated April 28, 2016

2. The following disclosure is or may be inconsistent with the updated Compliance and Disclosure Interpretations on Non-GAAP Measures issued on May 17, 2016:
   - Your presentation and discussion of non-GAAP measures prior to GAAP measures violates prominence under CDI 102.10;
   - You present 2017 and 2020 guidance on non-GAAP measures without providing the most comparable GAAP measures or explaining why this information is not provided which violates the guidance in the penultimate bullet in CDI 102.10; and
   - As you appear to incur upfront collaboration expenses in each period and have historically incurred these expenses in multiple periods, it appears that these expenses are normal, recurring, cash operating expenses whose exclusion from your non-GAAP income may be prohibited under CDI 100.01.

   Please review this guidance when preparing your next earnings release.

Reconciliation of GAAP to Adjusted Net Income

3. Please provide us proposed revised disclosure to be included in future press releases that explains why you believe your non-GAAP measure is useful to investors. In this regard, elaborate on what you mean by your "basic operations" and explain why/how each adjustment you reflect does not affect your basic operations.

Form 8-K filed January 28, 2016
Exhibit 99.1
Reconciliation of GAAP to Adjusted Net Income

4. Please provide us the components of your income tax adjustment for each of 2015 and 2014 and demonstrate to us why the effective rates associated with your pretax adjustments of 10.8% in 2015 and 19.4% in 2014 differ from your statutory and GAAP effective tax rates.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance